UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 000-52786

ZHAOHENG HYDROPOWER LIMITED

F/19, Unit A, JinFengCheng Building
5015 Shennan East Road
Shenzhen, China 518015

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

IMPORTANT NOTICES

As used in this Current Report of Foreign Private Issuer on Form 6-K and unless otherwise indicated, the terms “the Company” refer to Zhaoheng Hydropower Limited, a British Virgin Islands corporation.  References to “China” mean the “People’s Republic of China”.

This Current Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the strategy, future operations, future financial position, prospects, plans and objectives of management of the Company, as well as statements, other than statements of historical facts, regarding the hydropower industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the Company. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the hydropower business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; China’s overall economic conditions and local market economic conditions; the Company’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company. The Company does not assume any obligation to update any forward-looking statements.

The information in this Current Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Entry into a Material Definitive Agreement

General

1)
On January 6, 2010, the Company’s subsidiary, Shenzhen Zhaoheng Hydropower Co., Ltd. (“Shenzhen Zhaoheng”) entered into an equity transfer agreement (the “Baoyuan Equity Transfer Agreement”) with Sichuan Baoxing County Xingyuan Industrial Co., Ltd (“Xingyuan”), pursuant to which Shenzhen Zhaoheng agreed to acquire 100% of the equity interest in Sichuan Baoxing County Baoyuan Power Co., Ltd. (“Baoyuan”), a company engaged in the operation of Mingli Hydropower Station, from Xingyuan.

2)
On January 6, 2010, the Company’s subsidiary, Shenzhen Zhaoheng entered into an equity transfer agreement (the “Huayi Equity Transfer Agreement”) with Xuezhang Wang, pursuant to which Shenzhen Zhaoheng agreed to acquire 15% of the equity interest in Wenshan Huayi Energy Co., Ltd. (“Huayi”), a company engaged in the operation of Mangun Cascade V Hydropower Station, from Xuezhang Wang.

3)
On January 19, 2010, the Company’s subsidiary, Shenzhen Zhaoheng entered into an equity transfer agreement (the “Huohe Equity Transfer Agreement”) with Zhushan Jinfeng Industrial Co., Ltd (“Jinfeng”), pursuant to which Shenzhen Zhaoheng agreed to acquire 12% of the equity interest in Hubei Minyuan Huohe Hydropower Development Co., Ltd. (“Huohe”), a company engaged in the operation of Huohe Cascade II and Cascade II Hydropower Stations, from Jinfeng.

Equity Transfer Agreements

1)	The following is a summary of the material terms of the Baoyuan Equity Transfer Agreement.

This Equity Transfer Agreement was entered into by and between Shenzhen Zhaoheng and Xingyuan.

Pursuant to the Baoyuan Equity Transfer Agreement, Shenzhen Zhaoheng has agreed to pay a total consideration of RMB 47,110,000 to Xingyuan in exchange for a 100% equity interest in Baoyuan (the “Baoyuan Equity Transfer”).  Shenzhen Zhaoheng has agreed to pay RMB 40,000,000 on the next day the Equity Transfer is registered with the Administration for Industry and Commerce, and pay the balance of RMB 7,110,000 once all receivables of Baoyuan are collected. In the event that Shenzhen Zhaoheng fails to pay Xingyuan the consideration for the equity transfer, Shenzhen Zhaoheng shall pay Xingyuan a penalty at a rate of 0.5% of the overdue balance per day. If the payment is overdue for more than 60 days, Xingyuan has the right to terminate the Equity Transfer Agreement.

2)	The following is a summary of the material terms of the Huayi Equity Transfer Agreement.

This Equity Transfer Agreement was entered into by and between Shenzhen Zhaoheng and Xuezhang Wang.

Pursuant to the Huayi Equity Transfer Agreement, Shenzhen Zhaoheng has agreed to pay a total consideration of RMB 13,950,000 to Xuezhang Wang in exchange for a 15% equity interest in Huayi (the “Huayi Equity Transfer”).  Shenzhen Zhaoheng has agreed to pay the total consideration of RMB 13,950,000 within 3 days the Equity Transfer is registered with the Administration for Industry and Commerce. In the event that Shenzhen Zhaoheng fails to pay Xuezhang Wang the consideration for the equity transfer, Shenzhen Zhaoheng shall pay Xuezhang Wang a penalty at a rate of 0.5% of the overdue balance per day. If the payment is overdue for more than 60 days, Xuezhang Wang has the right to terminate the Equity Transfer Agreement.

3)	The following is a summary of the material terms of the Huohe Equity Transfer Agreement.

This Equity Transfer Agreement was entered into by and between Shenzhen Zhaoheng and Jinfeng.

Pursuant to the Huohe Equity Transfer Agreement, Shenzhen Zhaoheng has agreed to pay a total consideration of RMB 2,124,000 to Jinfeng in exchange for a 12% equity interest in Huayi (the “Huohe Equity Transfer”).  Shenzhen Zhaoheng has agreed to pay the total consideration of RMB 2,124,000 no later than March 31, 2010. In the event that Shenzhen Zhaoheng fails to pay Jinfeng the consideration for the equity transfer, Shenzhen Zhaoheng shall pay Jinfeng a penalty at a rate of 0.5% of the overdue balance per day. If the payment is overdue for more than 60 days, Jinfeng has the right to terminate the Equity Transfer Agreement.

About Sichuan Baoxing County Baoyuan Power Co., Ltd.

Baoyuan owns the Mingli Hydropower Station. The station is located in Baoxing County of the Sichuan Province in China. Specifications for the Mingli Hydropower Station consist of two units, a water head of 318 meters, installed capacity of 12MW and potential output capacity of 43 million kWh. The current electricity tariff for Mingli Hydropower Station is RMB 0.288 per kWh..

About Wenshan Huayi Energy Co., Ltd.

Huayi owns Mangun Cascade V Hydropower Station.  The station is located in Malipo County of the Yunnan Province in China.  Specifications for Mangun Cascade V Hydropower Station consist of two units, a water head of 57 meters, installed capacity of 40MW and a potential annual output capacity of 150 million kWh.  The current electricity tariff for Mangun Cascade V Hydropower Station is RMB0.15 per kWh.

About Hubei Minyuan Huohe Hydropower Development Co., Ltd.

Huohe owns Huohe Cascade II Hydropower Station and Huohe Cascade III Hydropower Station.  The stations are located in Zhushan County of the Hubei Province in China.  Specifications for Huohe Cascade II Hydropower Station consist of five units, a water head of 54.9 meters, installed capacity of 9,100 KW and a designed annual output capacity of 36.50 million KWH.  Specifications for Huohe Cascade III Hydropower Station consist of three units, a water head of 22.25 meters, installed capacity of 3,750 and a designed annual output capacity of 9.14 million KWH.  The current electricity tariff for each of Huohe Cascade II Hydropower Station and Huohe Cascade III Hydropower Station is 0.28 RMB.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHAOHENG HYDROPOWER LIMITED
(Registrant)

Date Jan 19, 2010	By	/s/ Guosheng Xu
Name: Guosheng Xu
Title: Chief Executive Officer